Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of MSC Industrial Direct Co., Inc. for the registration of 10,601,162 shares of its common stock and to the incorporation by reference therein of our report dated October 20, 2022, with respect to the consolidated financial statements of MSC Industrial Direct Co., Inc., and the effectiveness of internal control over financial reporting of MSC Industrial Direct Co., Inc., included in its Annual Report (Form 10-K) for the year ended September 3, 2022 and the financial statement schedule of MSC Industrial Direct Co., Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jericho, New York

July 25, 2023